CRUCIAL INOVATIONS, CORP.

Xibahe Beili 25, Beijing, China 100096

March 21, 2019

Gregory Dundas and Kathleen Krebs Division of Corporation Finance
Office of Telecommunications
U.S. Securities and Exchange Commission 100 F Street, NE, Washington, DC 20549

Reference: Crucial Innovations, Corp.
               Registration Statement on Form S-1
                         Filed February 13, 2019
                         File No. 333-229638

Gregory Dundas and Kathleen Krebs,

In response to your letter dated March 11, 2019, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 13, 2019

Cover Page

1. It appears that your company is a “shell company” as defined in Rule 405 of Regulation C.  In this regard, we note that your company has had only nominal operations and minimal assets since inception. Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss elsewhere the resale limitations imposed by Rule 144(i) due to your shell company status.

RESPONSE: SEC Release No. 33-8587 defines a “shell company” as a company “…with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.”

From inception, the Company has allocated considerable efforts, time and money to the development of the business. In furtherance of the Company’s planned business, the Company analyzed the market demand for English learning throughout China, explored the solvency of residents interested in this field, investigated different offers within the segment of its markets and possible gaps in this industry across China. Moreover, we have purchased an operational website with an express quiz tool. Therefore, we do not believe that the Company can be classified as having “no or nominal operations” considering the business activities executed in furtherance of the Company’s development.

2. Disclose that Reinis Kosins, your officer and director, will sell the shares on behalf of the company shares in reliance on the safe harbor from broker-dealer registration under Rule 3a4-1 of the Securities Exchange of 1934.

RESPONSE: We have added the disclosure below:

It is a self-underwritten offering, and Director, will sell the shares directly to family members, friends, business associates and acquaintances, with no commission or other remuneration payable to him for any shares he may sell. There are no plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer. In offering the securities on our behalf, he will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934. Director will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions, as noted herein, under which a person associated with an Issuer may participate in the offering of the Issuer’s securities and not be deemed to be a broker-dealer.

3. Please revise to state, in addition to there being no minimum amount of common stock that must be sold by the company, that the proceeds from the offering will not be placed in escrow but will be immediately available for use by the company.  Clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

•	has not received enough proceeds from the offering to begin operations; and
•	has no market for its shares.

Also, highlight that your common stock will be an illiquid security without an active trading market.

RESPONSE: The information was updated in accordance to the comment:

Completion of this offering is not subject to us raising a minimum offering amount. We do not have an arrangement to place the proceeds from this offering in an escrow, trust or similar account. Any funds raised from the offering will be immediately available to us for our immediate use.

There is no assurance that we may receive any proceeds from the offering and you may end up holding shares in a company that has not received enough proceeds from the offering to begin operations or has no market for its shares. In this case our common stock will be an illiquid security without an active trading market.

Risk Factors, page 4

4. Please discuss the risk that, because the company and officer reside in China outside the United States, investors may have limited legal recourse against them including difficulties in enforcing judgments made against them by U.S. courts.

RESPONSE: The statement was added accordingly:

BECAUSE OUR PRINCIPAL ASSETS ARE LOCATED OUTSIDE OF THE UNITED STATES AND REINIS KOSINS, OUR SOLE DIRECTOR AND OFFICER, RESIDES OUTSIDE OF THE UNITED STATES, IT MAY BE DIFFICULT FOR AN INVESTOR TO ENFORCE ANY RIGHT BASED ON U.S. FEDERAL SECURITIES LAWS AGAINST US AND/OR REINIS KOSINS, OR TO ENFORCE A JUDGMENT RENDERED BY A UNITED STATES COURT AGAINST US OR MR. KOSINS.

Our principal operations are located outside of the United States, and Reinis Kosins, our sole officer and director is a non-resident of the United States. Therefore, it may be difficult to effect service of process on Mr. Kosins in the United States, and it may be difficult to enforce any judgment rendered against Mr. Kosins.  Accordingly, it may be difficult or impossible for an investor to bring an action against Reinis Kosins, in the case that an investor believes that such investor’s rights have been infringed under the U.S. securities laws, or otherwise. Even if an investor is successful in bringing an action of this kind, the laws of China may render that investor as unable to enforce a judgment against the assets of Mr. Kosins. As a result, our shareholders may have more difficulties in protecting their interests through actions against our management, director or major shareholder, compared to shareholders of a corporation doing business and whose officers and directors reside within the United States.

Further, since our assets are located outside the United States, they will be outside of the jurisdiction of United States courts to administer, if we become subject of an insolvency or bankruptcy proceeding. Accordingly, if we declare bankruptcy or insolvency, our shareholders may not receive the distributions on liquidation that they would otherwise be entitled to if our assets were to be located within the United States under United States bankruptcy laws.

Use of Proceeds, page 11

5. We note that Reinis Kosins advanced $14,673 to the company for set-up expenses. Disclose whether you intend to repay this advance with proceeds from the offering.

RESPONSE: We have disclosed on page 11 that we do not intent to repay our director's advance to the company with proceeds from the offering.

6. In addition to the table on page 11, please provide a narrative summary of your expected use of proceeds, including how each level will or will not advance your planned operations. To the extent you provide this detailed disclosure elsewhere in the prospectus, you may provide a descriptive cross-reference to that disclosure.

RESPONSE: We have now included the approximate and expected use of proceeds from the offering:

We are going to spend a major part of proceeds on advertising and marketing of our services. If we do not  have enough money for marketing campaign it can badly effect on our business. We are planning to spend our funds on email marketing campaign. And we are going to pay for advertising our service on Wechat social network, Baidu, Weibo and local media.

Also we intend to make improvement of our Learning platform and extension of our quiz tool in order to attract more potential customers.

None of the proposed allocations set forth in the foregoing table is a firm commitment by us. Projected expenditures are estimations or approximations only. Actual expenditures will differ from projected expenditures if: (1) less than the maximum offering is sold; (2) more funds than estimated are required to accomplish the objectives set by management in a particular area; (3) a particular objective can be obtained with less funding than anticipated; or (4) the objectives set by management are determined to be unobtainable. To the extent that the proposed objectives cannot be achieved for the scheduled amounts, management may draw supplemental amounts from other categories of estimated expenses (if available), from operating revenues (if any) or from additional financing, the availability of which cannot be assured. Any amounts not expended for scheduled purposes will be reallocated for general corporate purposes. In the event we are not successful in selling all of the Units offered herein, the amount allocated in the above table will be reduced proportionately to the amount of proceeds actually received.

Employees, page 16

7. You state that you have no employees.  However, your website indicates that you have eight tutors working for you.  Please revise to clarify if this is the case.  Also clarify the nature of the contractual relationship between you and your tutors.

RESPONSE:  The information was added in accordance to the comment:

We do not have tutors currently working for us. We intend to employ tutors as we receive translation request through our website from our clients. To date we have not had any tutoring requests. Our tutors will be self-employed contractors. They will be paid a percentage (70%) of the fees we receive for the tutoring service.

Election under 107(b) of the JOBS, page 19

8. You state here that you have elected not to adopt the extended transition period allowed Emerging Growth Companies under Section 107(b) of the JOBS Act.  This contradicts your statement on page 10 that you have elected to take advantage of the extended transaction period.  Please revise to reconcile these disclosures.

RESPONSE: We have revised our disclosure:

ELECTION UNDER SECTION 107(b) OF THE JOBS

We have elected to take advantage of the benefits of the extended transition period that Section 107 of the JOBS Act provides an emerging growth company, as provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Plan of Operation, page 20

9. Please revise to clarify and discuss in more detail your plan of operation in the form of milestones, indicating the specific steps needed to make the company operational and generating revenues, the timing of those steps in weeks, months, or quarters, the costs, the source of funds and the expected date of first sales.  Explain clearly what steps you have taken to date and which steps remain to be implemented.

RESPONSE: We have clarified and discussed in more detail our plan of operation:

Our plan of operations is as follows:

Establish Our Office

Currently our CEO is providing the office for the company free of charge.

Month 1-2: Mr. Kosins will take care of our initial administrative duties. A temporary office in China will be established with basic office equipment, which should not exceed $1,000 in expenses. If we sell the maximum shares in this offering, we will spend up to $3,500 to set up the office. The office will be used for initial communication with customers and employees in China and hold all related samples and paperwork. In the future we plan to expand our office or to remove a larger office to install additional equipment.

We are expecting to have office expanses, which depend on the quantity of the offices in accordance to the raised financials, the range is from $1,500 till $3,500.

Development of Our Website

We have purchased an operational web site with Express learning quiz tool. The purchased platform provides us with an ability to improve and widen this tool.

Months 3-5: During this period, we intend to improve our website and extend our quiz tool. We plan to hire a IT specialist and a web designer to help us with the design and improvement of our website. We do not have any written agreements with any ones at current time. The website improvement costs, including site design and implementation will be $3,500-$10,500. Updating and improving our website will continue throughout the lifetime of our operations.

Marketing and Sales

Currently we have developed a marketing plan but have not taken major steps to implement it yet.

Months 5-12: At this early stage of our operation, our officers and directors, Mr. Kosins is expected to handle all marketing and sales efforts. After our first year of operation, to advertise our business, we plan to contact the marketing companies that will provide services to us to spread our name to the masses. In addition, we will place our own ads on Internet open spaces and create accounts in social networks (as Wechat, Weibo etc). We are planning to make an email marketing campaign. Also we will ask our satisfied clients for referrals.

We believe that the best way to market our products is through magazines, banner advertising, Internet advertising on websites, and through our website that we plan to develop as part of our 12-month plan of operation, and various social networking sites. We intend to spend between $5,000 and $25,000 on marketing efforts during the first year, depending upon the success of the offering. Marketing is an ongoing matter that will continue during the life of our operations.

10. Please clarify what the "executed service contracts" are that you refer to at the bottom of page 21.

RESPONSE: We have updated this information in the given section:

During the period we incorporated the company, prepared a business plan, purchased a web site and executed Consulting agreement with our sole officer Reinis Kosins

Liquidity and Capital Resources, page 22

11. You state that there is no contract relating to Mr. Reinis Kosins's lending of funds to the company.  Please revise to clarify that there is a non-binding agreement filed as an exhibit.

RESPONSE: We have revised it accordingly.

In case raising funds will take longer than planned, or our short term expenses exceed our expectations, the company's sole officer and director, Reinis Kosins, has indicated that he may loan additional money to the Company in order to complete the registration process. The loan may not exceed $20,000. Loan agreement is filled as an Exhibit to this Registration Statement.

Directors, Executive Officers, Promoters and Control Persons, page 23

12. Please revise the discussion of Reinis Kosins's business experience to disclose his principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which he held such employment.  We refer you to Item 401(e) of Regulation S-K.

RESPONSE: The information was revised in accordance to the comment:

For the past five years the director worked in the teaching industry. For the period from February 2013 to October 2016 Mr. Kosins worked as a self-employed English tutor. From December 2016 till November 2017 our sole officer and director worked as a freelance Human recourse’s specialist (foreign candidates). He developed and monitored overall HR strategies; managed the recruitment and selection process; assessed training needs to apply and monitor training programs; devised pay plan and benefits program.

Available Information, page 26

13. Please tell us whether you plan to register your class of common stock under Section 12 of the Exchange Act, such as by filing a Form 8-A registration statement before the effective date of your Securities Act Form S-1 registration statement. If not, we note that you currently have only two shareholders, and given the size of your proposed offering, it appears likely you will have less than 300 record holders following the completion of the offering. Under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligation may be suspended due to a limited number of record holders, as well as the resultant risks in that event. In addition, please add a risk factor and revise the disclosure under "Available Information" to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the Exchange Act, the short swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

RESPONSE: We have added the following 2 risk factors:

•
Our Section 15(d) reporting obligation may be suspended due to a limited number of record holders, The consequences to investors of us being a Section 15(d) registrant in comparison to a Section 12(g) registrant are as follows:  Under Section 15(d) of the Exchange Act, we are not required to file periodic reports if we have less than 300 holders of record for the fiscal year after the year of effectiveness.

•
If we do not register our securities under Section 12 of the Exchange Act, we may not have an ongoing periodic reporting obligation and will not be subject to of the following regulations of reporting companies: the proxy rules under Section 14 of the Exchange Act, the short swing profit rules under Section 16 of the Exchange Act, and the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

General

14. Please provide the information regarding beneficial ownership that is required by Item 403 of Regulation S-K.  We note your statement on page 6 that Mr. Reinis Kosins owns a majority of the company's outstanding stock.

RESPONSE: We have provided the information below:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of the date of this prospectus, the number of shares of common stock of our Company that are beneficially owned by (i) each person or entity known to our Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of our Company; and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal shareholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 1,500,000 shares of our common stock issued and outstanding as of the date of this prospectus.

Title of class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock

Common Stock	Reinis Kosins Xibahe Beili 25 Beijing100096China	1,500,000	100%
All directors and executive officers as a group (1 person)		1,500,000	100%

Please direct any further comments or questions directly to : Reinis Kosins

Email: info@learningplatformonline.com
Telephone: (702)425-92-29

Sincerely,

/s/ Reinis Kosins Reinis Kosins CEO